Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the six months ended June 30, 2006 and the years ended December 31 as indicated:

	Six Months	Year Ended December 31,
	Ended
	6/30/2006	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	12.31	9.00	8.83	7.81	5.05	1.60

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.